10028851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BG Strategic Advisors, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

50 Cocoanut Row, Suite 212
(No. and Street)

Palm Beach	Florida	33480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon — (561) 932-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC

OATH OR AFFIRMATION

I, Benjamin H. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **BG Strategic Advisors, LLC**, as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SANDRA KATHRYN SALGUEIRO
MY COMMISSION # DD798270
EXPIRES June 16, 2012
(407) 398-0153 FloridaNotaryService.com

[signature]
Signature

Pres.
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, Florida

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") as of December 31, 2009, and the related statement of income and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Strategic Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2010

ASSETS

Current assets		
Cash	$	28,239
Accounts receivable		411,988
Total current assets		440,227
Property and equipment, net		175,300
Other assets		33,477
Total assets	$	649,004

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable		978
Deferred revenue		159,700
Other current liabilities		11,535
Total current liabilities	$	172,213
Member's equity		476,791
Total liabilities and member's equity	$	649,004

See accompanying notes to financial statements.

BG STRATEGIC ADVISORS, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Consulting income	$ 532,100
Success fees	580,721
Other income	210,448
	1,323,269
Operating expenses:	
Conference and marketing	216,003
Insurance	1,690
Employee ancillary expenses	28,964
Professional fees	302,161
Rent and utilities	140,779
Travel and Entertainment	130,719
Salaries and wages	542,721
General and administrative	85,857
Bad debt expense	1,138
Other expenses	4,672
Total operating expenses	1,454,704
Operating loss	(131,435)
Other income (expense)	
Interest income	168
Deposit write off	(42,000)
Tax exempt dividends	137
Realized gain on stock	24,451
Depreciation	(110,577)
Total other income (expense)	(127,821)
Net loss	(259,256)
Member's equity, beginning of the year	1,350,635
Capital distributions	(614,588)
Member's equity, end of the year	$ 476,791

See accompanying notes to financial statements.

Cash flows from operating activities:		
Net loss	$	(259,256)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		110,577
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable		338,054
(Increase) decrease in other assets		126,683
Increase (decrease) in accounts payable		(7,020)
(Increase) decrease in deferred revenue		97,084
(Increase) decrease in other current liabilities		9,191
Net cash provided by operating activities		415,313
Cash used in investing activities:		
Purchase of Botsford Associates, LLC (net of cash acquired)		(14,698)
Cash used in financing activities:		
Capital distribution		(614,588)
Net decrease in cash		(213,973)
Cash, beginning of year		242,212
Cash, end of year	$	28,239
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	-

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

BG Strategic Advisors, LLC ("the Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance. In January 2009, BG Strategic Advisors, Inc., the Company's Managing Member, acquired Botsford Associates, LLC, a West Palm Beach - based investment bank and FINRA member, and combined its assets and operations with those of the Company.

The Company provides investment banking services to its clients. It helps companies to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition" ("SAB 104"). The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under SAB 104 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Revenue Recognition, continued
Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets.

New Pronouncements
In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162." SFAS No. 168 sets forth the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. The Codification was launched on July 1, 2009 and is the official source of authoritative, nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), EITF, and related literature. After the Codification was launched on July 1, 2009, only one level of authoritative U.S. GAAP exists, other than guidance issued by the Securities and Exchange Commission. All other accounting literature excluded from the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company does not anticipate that the Codification will have a material impact on the Company's consolidated financial statements.

In May 2009, the Financial Accounting Standards Board issued ASC 855, *Subsequent Events* which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Recognized subsequent events should be recognized in the financial statements since the condition existed at the date of the balance sheet. Non-recognized subsequent events are not recognized in the financial statements since the conditions arose after the balance sheet date but before the financial statements are issued or are available to be issued. This Standard, which includes a required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The Company has evaluated events through February 23, 2010.

In December 2007, the FASB issued ACS 805 *(formerly SFAS No. 141(R))*, "Business Combinations" and FASB ACS 810 *(formerly SFAS No. 160)*, "Noncontrolling Interest in Consolidated Financial Statements." These statements require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. FASB ACS 805 also makes significant amendments to other Statements and other authoritative guidance. The Statements are effective for years beginning on or after December 15, 2008.

In March 2008, the FASB issued ACS 815 *(formerly SFAS No. 161 and amendment of FASB Statement No. 133)*, "Disclosures about Derivative Instruments and Hedging Activities." FASB ACS 815 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how to account for derivative instruments and related hedge items under former SFAS No. 133, Accounting for

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

New Pronouncements, continued
Derivative Instruments and Hedging Activities, and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. FASB ACS 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

The adoption of FASB ACS 805 and 815 are not expected to have an impact on the Company's financial statements.

NOTE 3 – COMBINATION WITH BOTSFORD ASSOCIATES LLC

Effective January 1, 2009, The Company's Managing Member, BG Strategic Advisors, Inc., entered into an agreement to buy all rights, title and interest in the membership interest of Botsford Associates LLC for a purchase price of $15,000, plus a working capital adjustment of approximately $7,000.

The assets acquired and liabilities assumed were recorded at fair value. The fair values of assets acquired and liabilities assumed for the acquisition were as follows:

Cash	$ 7,357
Working capital	7,055
Property and equipment	1,426
Other assets	6,217
	$ 22,055

NOTE 4 – ACCOUNTS RECEIVABLE

The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was not in compliance with its net capital requirements at December 31, 2009. See Note 12 – Subsequent Events.

NOTE 6 – PROPERTY & EQUIPMENT

Equipment at December 31, 2009 consisted of the following:

Office equipment	$	26,979
Furniture and fixtures		1,711
Automobile		55,412
Other transportation equipment		300,000
Property and equipment		384,102
Less: accumulated depreciation		208,802
Property and equipment, net	$	175,300

Depreciation expense for the year ended December 31, 2009 was $110,577.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

As of December 31, 2009, the Company's cash equivalents include money market funds. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company maintains a bank account at one financial institution. The account is a "proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer." The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2009, the Company had no amounts in excess of the FDIC and SIPC limits.

NOTE 9 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statements of operations for the year ended December 31, 2009.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company shares its office facilities, staff and office equipment with the Managing Member and its affiliates.

The Company is party to a license agreement with BGSA IP LLC, an entity owned by the Managing Member, for the right to use certain intellectual property at a rate of $1,000 per annum.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

NOTE 12 – SUBSEQUENT EVENTS

On January 14, 2010 the Company filled a Member's Notice to FINRA to report a deficiency on the Company's $5,000 minimum net capital requirement. The net capital deficiency resulted from a distribution of deferred income in November 2009 and inclusion of funds held in a brokerage account without an executed PAIB agreement with the financial institution. The Company remediated its net capital deficiency on January 19, 2010.

SUPPLEMENTARY INFORMATION

Net capital:		
Total member's equity	$	476,791
Deduction and/or charges:		
Non-allowable assets:		
Funds on deposit without executed PAIB agreement		(28,060)
Central Registry Depository (CRD) deposit		(179)
Customer receivables, net		(411,988)
Property and equipment, net		(175,300)
Deposits and other assets		(33,477)
Net capital		(172,213)
Required minimum net capital		5,000
Net capital deficiency		(177,213)
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		-
Ratio of aggregate indebtedness to net capital		nm*

* not meaningful

Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2009		
Net capital, as reported in Company's Part II, as amended		(172,213)
Audit adjustments		-
Net capital, per December 31, 2009 audited report, as filed	$	(172,213)

There are no material differences between the computation of net capital per the amended FOCUS report at December 31, 2009 as compared to the computation of net capital as shown above.

BG STRATEGIC ADVISORS, LLC
SCHEDULE II SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

BG Strategic Advisors, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by BG Strategic Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2010

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065677 FINRA DEC
BG STRATEGIC ADVISORS LLC 12*12
THE SLAT HOUSE 50 COCOANUT ROW
SUITE212
PALM BEACH, FL 33480

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
REUBEN B. JOHNSON III 561 932-1616

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,793

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
3-3-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,643

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,643

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,643

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BG STRATEGIC ADVISORS LLC
(Name of Corporation, Partnership or other organization)

Reuben B. Johnson III
(Authorized Signature)

Dated the 23 day of FEBRUARY, 20 10.

MANAGING DIRECTOR, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,323,269

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ 206,001

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 1,117,268

2e. General Assessment @ .0025 $ 2,793

(to page 1 but not less than $150 minimum)

INTERNAL CONTROL

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, FL

In planning and performing our audit of the financial statements and supplemental schedules of BG Strategic Advisors, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2010

BG STRATEGIC ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS